Exhibit 99.2

Stellantis publishes its 2020 Annual Report and Form 20-F and the 2020 Consolidated Financial Statements and Management’s Discussion and Analysis of Groupe PSA

Amsterdam, March 4, 2021 – Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) (“Stellantis”) announced today that it has published its 2020 Annual Report and Form 20-F and filed its Form 20-F, including the financial statements of Fiat Chrysler Automobiles N.V. for the fiscal year ended December 31, 2020, with the United States Securities and Exchange Commission (“SEC”).

Stellantis’s Annual Report and Form 20-F are available under the Investor tab on Stellantis’s website at https://www.stellantis.com, where they can be viewed and downloaded.1 Shareholders may request a hard copy of these materials, which include Fiat Chrysler Automobiles N.V.’s audited financial statements, free of charge, through the contact below.

Stellantis also announced today that it has published the Consolidated Financial Statements and Management’s Discussion and Analysis of Groupe PSA for the year ended December 31, 2020 which have been furnished to the SEC on Form 6-K and are available under the Investor tab on Stellantis’s website at https://www.stellantis.com, where they can be viewed and downloaded.

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

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1    The 2020 Annual Report and Form 20-F, including information concerning The Netherlands as Home Member State, and the Form 20-F and related exhibits are available on the Company’s website (www.stellantis.com) at https://www.stellantis.com/en/investors/reporting/sec-filings.

For more information contact:
Claudio D’AMICO: +39 334 7107828 - claudio.damico@stellantis.com
Karine DOUET: +33 6 61 64 03 83 -karine.douet@stellantis.com
Valérie GILLOT: +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Shawn MORGAN: +1 248 760 2621 - shawn.morgan@stellantis.com
www.stellantis.com